1MATERIAL CHANGE REPORT

1.

Name and Address of Reporting Issuer:

Resin Systems Inc.  ("Resin")

14604 – 115A Avenue

Edmonton, Alberta

T5M 3C4

2.

Date of Material Change:

August 3, 2005.

3.

News Release:

A press release disclosing the details discussed in this Material Change Report was issued by Resin on August 4, 2005 and disseminated through the facilities of a recognized news wire service.

4.

Summary of Material Change:

Resin has acquired approximately one half of a European Union ("EU") company ("EUCo."), which company will pursue market opportunities in the EU and adjacent former eastern bloc countries for the sale of Resin's Version™ resin and products derived therefrom with the exception of Resin's RStandardTM modular composite utility poles which Resin will pursue directly.  Resin intends to advance approximately U.S. $1.875 million to EUCo. this calendar year for the purpose of establishing a production facility in the EU.

In addition, EUCo. has received a purchase order to supply approximately U.S. $45 million of industrial conveyor system rollers made from its Version resin to a domestic EU mining conglomerate.

5.

Full Description of Material Change:

Resin has acquired approximately one half of EUCo, which company will pursue market opportunities in the EU and adjacent former eastern bloc countries for the sale of Resin's Version™ resin and products derived therefrom with the exception of Resin's RStandardTM modular composite utility poles which Resin will pursue directly.  Resin intends to advance approximately U.S. $1.875 million to EUCo. this calendar year for the purpose of establishing a production facility in the EU.

In addition, EUCo. has received a purchase order to supply approximately U.S. $45 million of industrial conveyor system rollers made from its Version resin to a domestic EU mining conglomerate.  Pursuant to the purchase order, EUCo. will commence delivery of the conveyor rollers in November 2005 and complete the deliveries by November 2008.  Resin will initially manufacture the conveyor rollers at its manufacturing facility in Edmonton on behalf of EUCo. until such time as EUCo. has established a production facility in the EU.  This purchase order replaces the multi-year, multi-million dollar purchase order to only supply Version resin, which Resin announced in its press release dated April 26, 2005 as it has been decided that EUCo. will directly manufacture and supply the conveyor rollers to the EU mining conglomerate.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.

Omitted Information:

Not applicable.

8.

Executive Officer:

The name and business numbers of the executive officer of Resin who is knowledgeable of the material change and this report is:

Greg S. Pendura, Chairman, President and Chief Executive Officer

Telephone: (780) 482-1953

Facsimile: (780) 452-8755

9.

Date of Report:

This report is dated August 10, 2005.

cc:

TSX Venture Exchange

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